Viceroy Exploration Ltd.	News Release #2006.17

TSX: VYE
XVE: AMEX
520 – 700 West Pender Street,
Vancouver, British Columbia, Canada, V6C 1G8
Tel 604. 669.4777 / Fax 604. 696.0212
Email: info@viceroyexploration.com / www.viceroyexploration.com

News Release

Viceroy Exploration Announces Completion of Column Leach Testwork and
Also Provides an Update on Ongoing Company Activities

Vancouver, British Columbia, July 24, 2006 - Viceroy Exploration Ltd. (“Viceroy” or the "Company") is pleased to announce continuing positive metallurgical testwork results for the Quebrada del Diablo deposit (“QDD”) at the Gualcamayo project in San Juan Province, Argentina.

Column testwork was recently completed at the Instituto de Investigaciones Mineras located at the University of San Juan in Argentina, under the supervision of Resource Development Inc. (“RDi”), technical mineral processing consultants from Denver, Colorado. The testwork and collection of samples were completed in accordance with industry standards, and the column testing was performed pursuant to a test protocol prepared by the Company and RDi. The testwork consisted of eleven (11) column tests, including one check column performed at RDi’s lab in Wheat Ridge, Colorado. The material tested was from the QDD resource and included crushed HQ core from the 2005 drill program and excavated ore from the Portezuelo Blanco (“Ptz. Blanco”) zone. Five different composites of ore, selected to represent a range of oxidized ore grades as well as a sample of sulphide material, were tested.

Results observed in the column tests are summarized below:

Test No.	Composite Ore Description	Sample Source	Calculated Head Grade (g/t)	Gold Recovery (%)	Comments
1	Average grade	HQ core	1.04	80.0
2	Average grade	HQ core	1.06	78.3
3	Average grade	HQ core	0.86	71.3	Reduced solution feedrate Reduced Sodium Cyanide
4	Average grade	HQ core	0.87	75.9	(NaCN) concentration
5	Average grade	HQ core	1.02	81.9	0.5" crush size
6	High grade	HQ core	1.55	73.9
7	Low grade	HQ core	0.5	74.1
8	Sulphide	HQ core	0.66	47.5
9	Ptz. Blanco road cut	Excavated	1.95	80.3	4" crush size
10	Ptz. Blanco road cut	Excavated	2.55	87.2	1” crush size
11	Average grade	HQ core	1.05	82.5	RDi check column

Gold recovery ranged from 71.3% to 87.2% for oxide samples. Recovery in the sulphide ore, which represents less than 5% of the currently defined resource, was 47.5% . Solution application rates were standardized at 0.20 litres/min/m2 with 0.5 g/L NaCN concentration, except in the case of columns 3 and 4 where solution application rate and NaCN concentration respectively were reduced to half of the standard values. Reduction of either the application rate or cyanide concentration was found to be detrimental to the extraction of gold from the sample.

Ore was crushed to a crush size of 100% passing 1”, except as noted in the table above. Crushing of the material to 0.5” (column 5) did not dramatically improve the overall extraction. However, when the Ptz. Blanco sample was crushed to 1”, (column 10) the extraction was approximately 7% better than when crushed to only 4” (column 9), and time to achieve the reported extraction decreased from 62 days to 35 days.

The recovery curve showed "break-out" of gold extraction at 6 days, with extraction generally leveling out after 21 days which indicated extremely fast leach kinetics. Columns containing 1" or finer crush sizes were leached for a maximum of 35 days including a 1 week rest cycle, and leaching beyond 21 days contributed between 0.2% and 2.5% to overall gold recovery. The coarse material tested in column No. 9 was leached for a total period of 62 days including a 1 week rest cycle, and leaching beyond 21 days contributed 2.6% to overall gold recovery.

Lime addition in the leach solution was 1.3 kg/t for average grade columns 1 and 2, and ranged between 1.2 to 1.7 kg/t for other oxide samples. Lime consumption for the sulphide column was 2.5 kg/t.

Cyanide consumption ranged from 0.171 kg/t to 0.236 kg/t for oxide ores, and 0.512 kg/t for the sulphide ore. As no lime was added to the ore when filling the columns, the pH dropped below 10 during the first several days of operation, resulting in increased cyanide consumption. RDi recommends that during operations, lime be added at a rate of approximately 0.5 kg/t of ore prior to stacking on the pad.

Going forward, RDi has recommended use of an average recovery of 80%, based on a crush size of nominally 80% passing 1”. RDi has also recommended additional column tests in order to confirm the optimum crush size, and the Company is proceeding with column tests using excavated material for crush sizes of 80% passing 1”, 2”, and 3”.

Corporate Update

The following is a general update on the Company’s activities and plans over the coming months.

Resource Update and On-going QDD Exploration

The Company had commenced a resource estimate update in early 2006. During this work several high-grade holes were intercepted near surface in the Ptz. Blanco area. Since this area is planned to be the initial area mined in the proposed mine plan, these high grade intercepts would have a positive impact on the general project economics. Further drilling continued to intercept high grade – near surface mineralization. Accordingly, the Company decided to delay the resource estimate until this area was better defined. Recently hole QD-303 (see News Release #2006.16 dated July 11, 2006) intersected a high grade zone further to the south of Ptz. Blanco and the Company is awaiting assays for four (4) additional holes in this zone to determine its southern extent. After results from these holes are received, the resource estimate update will be completed. The Company expects that the resource estimate update will be finalized by late-August.

Hole QD-309 (see News Release #2006.15 dated July 11, 2006) which encountered 99 m of 3.23 g/t Au to the west of the main resource has opened up a new exploration zone. This hole was below the footwall geology that defines the limit of the main QDD zone. Mineralization was in white marble, which is normally a poor host for mineralization. A preliminary review of the drill core indicates that the hole cross-cut several structures within the mineralized interval. Based on this, and the fact that there were high-grade (+10g/t) intervals over 4 m, the Company plans to complete several additional holes to obtain a general understanding of the geometry of this zone. Subsequent to the results of this drilling, the Company then plans to develop underground access to determine the dip and strike potential as this recent intersect may indicate the presence of a feeder system connected to the QDD fault structure.

Drilling is also planned to determine the overall extent of the Amelia Inés and Magdalena zones. Magdalena is still open towards target 3D and no drilling has been completed in this area since early 2006 when 3.17 g/t Au over 17 m was intersected in hole QD-217(see News Release #2006.01 dated January 18, 2006).

Preliminary Economic Assessment (“PEA”) Update and Feasibility Study

A PEA is currently ongoing which will assess the overall project economics and will include the QDD, Amelia Inés and Magdalena resources. The study is nearing completion and is awaiting the final resource and block model. The general development plan being adopted for the assessment is to commence mining of QDD in Year 1 at the Ptz. Blanco zone. Mining at Amelia Inés and Magdalena is expected to commence in Year 2 of operations. These zones will be heap leached in a separate area just north of the Magdalena resource. Pregnant solution from this heap will be pumped through a series of 4 or 5 carbon columns with the loaded carbon then trucked to the main QDD plant some 7 km to the southeast.

Engineering work for the Feasibility Study is progressing well. The current focus is on completing the geotechnical work for the leach pad designs and also for the design of pits slopes and benches. Geotechnical drilling is complete and the detailed analysis is ongoing. Metallurgical testwork for the plant design has now been completed and the plant layouts are being finalized for capital cost estimation purposes. Preliminary designs and layouts for the crusher and conveyor systems have been completed and costs obtained for new equipment. Due to the extremely low abrasion index of the ore (less than 3% silica) the Company is currently investigating the availability of used crusher and leach pad stacker systems, however the cost estimates for the Feasibility Study will be based on new systems.

The Company plans to complete the Feasibility Study by late Q3 - early Q4 and to place orders for long lead items (with the necessary cancellation clauses) at that time.

Viceroy’s engineering team and design consultants have visited several operating mines that utilize an ore pass system within an open pit. Patrick Downey, President and CEO stated “We are now very comfortable with this operating system and plan to incorporate several of the design and operating parameters that we observed during these trips. Key amongst these is that the system can be highly automated with one operator required to control material flow from the ore pass through the crushing system to the pad conveyor system.” “The Company continues to add staff in Argentina in preparation for commencement of construction. With the current resource boom, hiring and retaining key people is one of the biggest issues facing mining companies today. However, due to the location of the project and the favourable exploration and development upside, we have been able to attract highly qualified staff. We have also pursued a policy of hiring and training local people for operations. This has been rewarded with strong support from the local communities for the project.”

Environmental Impact Statement (“EIS”)

Baseline studies for the EIS are now essentially complete and Knight Piesold of Santiago,Chile, is drafting the EIS document for submission to the local authorities. It is expected that the final document will be submitted in late August.

Numerous meetings have been held in all the local communities during the past 2-3 months and support for the project has been positive.

Key to the strong support has been Viceroy’s community relations programs that have been ongoing since exploration commenced in late 2003. The Company’s policies of hiring and training locals, of purchasing local goods and services and of supporting select local community events has been well received and appreciated.

The Company continues to investigate opportunities to involve the local communities and is now in the early stages of some long term sustainable development projects that may be integrated into future mine operations.

Regional Exploration

The Company’s grass roots regional exploration is bearing fruit as witnessed by the recent surface sample results from our Quebrada Perdida project (see News Release # 2006.16 dated July 17, 2006). Road access to the property and drill pads have recently been completed. The reverse circulation drill rig is being mobilized to site and results from the first stage of drilling on this project are expected in late August or early September. The road and drill pad construction has exposed additional geology, permitting continued chip and channel sampling as well as mapping of exposed geology. Results from numerous surface samples are expected over the next several weeks.

Road construction to other regional exploration targets is continuing in preparation for drilling later this year. The exploration potential of the Gualcamayo property is significant. The aero magnetic survey conducted in January of this year has proven to be an extremely useful aid to this program when combined with the surface geochemistry and geology. Several buried intrusives and structural lineaments have been identified that coordinate well with the geochemistry and at least two more regional targets are expected to be drilled this year.

Molybdenum Target

As reported in the news release #2006.16 dated July 17, 2006, drilling intersected 24 m of near surface high grade molybdenum in condemnation hole QDR-266. Although there is no intention to change the project name from Gualcamayo to "Gualcamoly" the Company is interested in the potential to define a molybdenum resource. The geological team in Vancouver is completing a detailed review of all molybdenum intersects encountered in previous drilling by Anglo American, Viceroy Resource Corporation and by the Company’s recent drilling as well as all surface geochemistry.

When this is complete, a limited drill program will be planned for later this year which will not interfere with the ongoing gold exploration and development programs.

High Andes Projects

The Company has three High Andes exploration projects, Las Flechas, Evelina and Las Carachas/La Brea, all located in the province of San Juan.

The Las Flechas project is under Joint Venture to Tenke Mining Corp. (“Tenke”) of Vancouver. Tenke has a significant land package in this area and has extensive experience exploring in this region as this team originally discovered the multi-million ounce Veladero project which Barrick Gold Corporation (“Barrick”) now operates.

Recently, Tenke announced an investment agreement with Companhia Vale Rio Doce (“CVRD”) whereby CVRD has the right to earn up to a 52.5% interest of Tenke’s rights in certain High Andes properties including Las Flechas for funding of exploration expenditures of US$7million by April 18, 2009 (see Tenke News Release of June 8, 2006). As stated in that release, two advanced targets have been identified on Las Flechas which will form part of the 2006/07 exploration program.

Viceroy will retain its agreed 25% interest in the Las Flechas project at the end of the CVRD earn-in and Viceroy is pleased with this recent announcement.

The Evelina project is located within 15 km of Barrick’s multi-million ounce Veladero mine. The Company recently completed (see News Release #2006.10 dated May 8, 2006) an earn-in agreement with Corex Gold Corp (“Corex”) whereby Corex can earn a 60% interest in the project over 4 years by completing certain expenditures and issuing stock of Corex to Viceroy.

Viceroy has a one time right to earn back to 60% at the completion of the Corex earn-in.

The Evelina property contains both high and low sulphidation systems with extensive surface mineralization. No drilling has ever been completed on the property.

Corex intends to commence the first phase of exploration in November when the snow has cleared and access is available.

The Las Carachas/La Brea property is located to the south east of Las Flechas. Several companies are reviewing the historical data from the property which includes some limited drilling. Site visits are planned for later this year when the weather permits and it is hoped a suitable Joint Venture agreement will be reached with one of the interested parties.

Quality Control

Exploration on the Gualcamayo project is being conducted under the supervision of Mr. Rick Diment, P.Geo., the Company’s Qualified Person as defined under NI 43-101. The Qualified Person has read and approved this news release.

About Viceroy Exploration Ltd.

Viceroy Exploration Ltd. is a well-financed company focused on the exploration, advancement and development of its 100%-owned Gualcamayo project, in San Juan province, Argentina.

For more information on the Company and our current exploration progress, visit our website at www.viceroyexploration.com, call us at 604-669-4777, or e-mail us at info@viceroyexploration.com.

For further information contact:

Patrick G. Downey, P. Eng., President and CEO
604-669-4777

TSX does not accept responsibility for the adequacy or accuracy of this release, which has been prepared by management.

Forward Looking Statements
This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and include, among others, the expected date of the Company’s proposed AMEX listing, the Company’s expectation that it will successfully transition to a gold producer, the expectation that the AMEX listing will make the Company more accessible to current and prospective investors in the United States, the size of the Company’s gold deposits, the financial position of the Company and other statements that are not historical facts. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks and uncertainties described in the Company’s registration statement on Form 40-F and Report on Form 6-K filed with the Securities and Exchange Commission.